

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

August 18, 2017

Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer
Halcón Resources Corporation
1000 Louisiana St., Suite 6700
Houston, TX 77002

> **Re: Halcón Resources Corporation**
> **Information Statement on Form PRE 14C**
> **Filed July 26, 2017**
> **File No. 1-35467**

Dear Mr. Mize:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources